Caledonia Mining Corporation Accepts Offer of R70 million for

Barbrook Gold Mine

Toronto, Ontario – February 25, 2008:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce it has accepted an offer for the purchase of the loan account and the entire issued share capital of Barbrook Mines Limited (“Barbrook Mines”) in South Africa by Eastern Goldfields, Inc.  Limited (NASDAQ-OTCBB: EGDD) for R70 million (approximately $9.1 million). The proposed transaction is to be implemented through one of the Eastern Goldfields' subsidiaries in South Africa.

The offer is to be settled in cash within 60 days of Caledonia’s acceptance of the offer and is subject to certain normal suspensive conditions some of which must be fulfilled within 30 days and the others within 60 days. There is a break fee of R250,000 (approximately $32,000).

Barbrook Mines is a wholly owned subsidiary of Caledonia and includes assets & liabilities of the Barbrook Gold Mine, located in the Barberton region in South Africa.  The mine has been on care and maintenance since November 10, 2006.  As at September 30, 2007 Barbrook had a carrying value of $9.4 million on the Caledonia balance sheet and in the nine month period ended September 30, 2007 generated losses of $0.37 million.

The sale of Barbrook Mines enables management to focus on the development of the Nama Cobalt Project in Zambia and on the producing Blanket gold mine in Zimbabwe.  Proceeds from the sale will be used to further advance the Nama Project.  An independent feasibility study of Nama is due during the second quarter of 2008.

Negotiations for the sale of Eersteling Gold Mine in South Africa continue.

For more information, please contact:

Stefan Hayden, President & CEO

Alex Buck

Andrew Smith

Caledonia Mining

BuckBias

RBC Capital Markets

Tel: +27 11 447 249

Tel: +27 11 447 2499

Tel: +44 7932 740 452

Tel: +44 20 7029 7882